Exhibit 12

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2017	2016	2015	2014	2013
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$163,464	$167,156	$151,330	$226,793	$201,650
Fixed charges (net of interest capitalized)	18,222	18,499	20,993	23,974	25,646
Distribution of earnings from unconsolidated affiliates	5,078	3,422	5,228	6,508	123
Total Earnings	$186,764	$189,077	$177,551	$257,275	$227,419

Fixed Charges and Preference Dividends
Interest expense	$16,284	$15,669	$17,120	$20,307	$22,013
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance cost(1)	—	851	1,600	1,302	1,343
Interest component of rent expense	1,938	1,979	2,273	2,365	2,290
Total Fixed Charges	18,222	18,499	20,993	23,974	25,646
Dividends on convertible perpetual preferred stock (pretax)	17,017	22,689	22,806	22,846	22,846
Total Fixed Charges and Preference Dividends	$35,239	$41,188	$43,799	$46,820	$48,492

Ratio of Earnings to Fixed Charges	10.25	10.22	8.46	10.73	8.87

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.30	4.59	4.05	5.49	4.69

(1) The Company began reporting the amortization of premiums, discounts, and debt issuance costs in interest expense effective April 1, 2016 (the beginning of fiscal year 2017). No reclassification has been made for prior reporting periods since the amounts are not material.